25 March 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 320,000 Reed Elsevier PLC ordinary shares at a price of 921.4404p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 111,624,104 ordinary shares in treasury, and has 1,156,448,708 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 12,177,270 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 185,000 Reed Elsevier NV ordinary shares at a price of €15.5197 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 67,950,361 ordinary shares in treasury, and has 667,275,809 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 7,055,168 shares.